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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                 Amendment No. 1



                                 METROCALL, INC.
                     --------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                   -------------------------------------------
                         (Title of Class of Securities)

                                    591647102
                         -------------------------------
                                 (CUSIP Number)


                              ROBERT S. FEIT, ESQ.
                               ASSISTANT SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                            BASKING RIDGE, N.J. 07920
                                 (908) 221-2000
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                FEBRUARY 24, 2000
                 ----------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].
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
     This Amendment No. 1 amends the Statement on Schedule 13D relating to shares of Common Stock, $.01 par value, of Metrocall, Inc., a Delaware corporation, that was filed on February 14, 2000 by the Reporting Persons identified in Item 2 below.

ITEM 2.           IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed by AT&T Corp., a New York corporation ("AT&T"), and its wholly-owned subsidiary, AT&T Wireless Services, Inc., a Delaware corporation ("Wireless") (collectively, the "Reporting Persons"). AT&T is among the world's communications leaders, providing voice, data and video telecommunications services to large and small businesses, consumers and government entities. AT&T and its subsidiaries furnish regional, domestic, international, local and Internet communication transmission services, including cellular telephone and other wireless services, and cable television services. The principal executive offices of AT&T are located at 32 Avenue of the Americas, New York, New York 10013-2412. The principal executive offices of Wireless are located at 7277 164th Avenue N.E., Redmond, Washington 98052.

     The name, business address and present principal occupation or employment of each director and executive officer of AT&T are set forth in Schedule I hereto and are incorporated herein by reference. Each such person is a citizen of the United States.

     The name, business address and present principal occupation or employment of each director and executive officer of Wireless are set forth in Schedule II hereto and are incorporated herein by reference. Each such person is a citizen of the United States.

     During the last five years, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I or
Schedule II hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 2000
                                       AT&T CORP.

                                  By:  AT&T WIRELESS SERVICES, INC.,
                                       Attorney-in-Fact

                                  By:  /s/    Michael C. Schwartz
                                       --------------------------
                                       Name:  Michael C. Schwartz
                                       Title: Authorized Signatory

                                       AT&T WIRELESS SERVICES, INC.

                                  By:  /s/    Michael C. Schwartz
                                       --------------------------
                                       Name:  Michael C. Schwartz
                                       Title: Authorized Signatory

                                   SCHEDULE I
                                   ----------

                  The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920.

Name                                Title
----                                -----
C. Michael Armstrong                Chairman of the Board and Chief Executive
                                    Officer

Kenneth T. Derr                     Director; Chairman and Chief Executive
                                    Officer of Chevron Corporation

M. Kathryn Eickhoff                 Director; President of Eickhoff Economics,
                                    Incorporated

Walter Y. Elisha                    Director; Retired Chairman and Chief
                                    Executive Officer of Springs Industries,
                                    Inc.

George C. Fisher                    Director; Chairman of the Board of Eastman
                                    Kodak Company

Donald V. Fites                     Director; Retired Chairman of Caterpillar,
                                    Inc.

Amos B. Hostetter, Jr.              Director; Chairman of Pilot House Associates

Ralph S. Larsen                     Director; Chairman and Chief Executive
                                    Officer of Johnson & Johnson

John C. Malone                      Director; Chairman of Liberty Media
                                    Corporation

Donald F. McHenry                   Director; President of the IRC Group, LLC

Michael I. Sovern                   Director; President Emeritus and Chancellor
                                    Kent Professor of Law at Columbia
                                    University

Sanford I. Weill                    Director; Chairman and Co-Chief Executive
                                    Officer of Citigroup Inc.

Thomas H. Wyman                     Director

John D. Zeglis                      President and Director; Chief Executive
                                    Officer of AT&T Wireless Group

Harold W. Burlingame                Executive Vice President - Merger and Joint
                                    Venture Integration

James W. Cicconi                    General Counsel and Executive Vice President
                                    - Law and Government Affairs

Mirian M. Graddick                  Executive Vice President - Human Resources

Daniel R. Hesse                     Executive Vice President; President and
                                    Chief Executive Officer of AT&T Wireless
                                    Services, Inc.

Frank Ianna                         Executive Vice President; President of AT&T
                                    Network Services

Michael G. Keith                    Executive Vice President - AT&T Wireless
                                    Group

Richard J. Martin                   Executive Vice President - Public Relations
                                    and Employee Communication

David C. Nagel                      President, AT&T Labs, and Chief Technology
                                    Officer

Charles H. Noski                    Senior Executive Vice President and Chief
                                    Financial Officer

John C. Petrillo                    Executive Vice President - Corporate
                                    Strategy and Business Development

Richard R. Roscitt                  Executive Vice President; President of AT&T
                                    Business Services

Daniel E. Somers                    President and Chief Executive Officer of
                                    AT&T Broadband

                                   SCHEDULE II
                                   -----------

                  The name and present principal occupation of each director and executive officer of AT&T Wireless Services, Inc. are set forth below. The business address for these persons is as indicated below.



Name                                Title
----                                -----

Daniel R. Hesse(1)                  Director and President

Harold W. Burlingame(2)             Director

Daniel E. Somers(2)                 Director


























(1) The business address for this individual is c/o AT&T Wireless Services, Inc., 7277 164th Avenue N.E., Redmond, Washington 98052

(2) The business address for these individuals is c/o AT&T Corp., 295 North Maple Ridge, Basking Ridge, New Jersey 07920